# FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

## INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*

Heine, Charles F.

(Last) (First) (Middle)

P. O. Box 1000

(Street)

Toledo, OH 43697

(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

4-22-2003

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Issuer Name **and** Ticker or Trading Symbol

Dana Corporation DCN

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

| | | | |
|---|---|---|---|
| | Director | | 10% Owner |
| X | Officer (give title below) | | Other (specify below) |

Member: Strategic Operating Committee

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

| | |
|---|---|
| X | Form filed by One Reporting Person |
| | Form filed by More than One Reporting Person |

### Table I — Non-Derivative Securities Beneficially Owned

| 1. Title of Security (Instr. 4) | 2. Amount of Securities Beneficially Owned (Instr. 4) | 3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5) | 4. Nature of Indirect Beneficial Ownership (Instr. 5) |
|---|---|---|---|
| Common | 81,776.5373 | D | |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

(Over)
SEC 1473 (7-02)

| FORM 3 (continued) | Table II — Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities) | | | | | | |
|---|---|---|---|---|---|---|---|
| 1.Title of Derivative Security (Instr. 4) | 2.Date Exercisable and Expiration Date (Month/Day/Year) | | 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) | | 4. Conversion or Exercise Price of Derivative Security | 5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5) | 6. Nature of Indirect Beneficial Ownership (Instr. 5) |
| | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | |
| **Option/Tandem Tax Withholding Right** | **07-17-01** | **07-16-10** | **Common** | **36,000** | **$23.0625** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-16-02** | **07-15-11** | **Common** | **36,000** | **$25.05** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-16-03** | **07-15-12** | **Common** | **36,000** | **$15.33** | **D** | |
| **Option/Tandem Tax Withholding Right** | **04-21-04** | **04-20-13** | **Common** | **36,000** | **$8.34** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-18-95** | **07-17-04** | **Common** | **7,500** | **$29.0625** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-17-96** | **07-16-05** | **Common** | **12,000** | **$31.0625** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-15-97** | **07-14-06** | **Common** | **14,000** | **$28.125** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-21-98** | **07-20-07** | **Common** | **14,000** | **$38.4375** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-20-99** | **07-19-08** | **Common** | **26,000** | **$52.5625** | **D** | |
| **Option/Tandem Tax Withholding Right** | **07-19-00** | **07-18-09** | **Common** | **26,000** | **$45.50** | **D** | |
| **Addl Compensation Plan Phantom Units** | | | **Common** | **15,340** | | **D** | |
| | | | | | | | |

Explanation of Responses:

/s/ Mark A. Smith for Charles F. Heine
**Signature of Reporting Person

05-01-03
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
*See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *See* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.